For the fiscal period ended (a) 9/30/96
File number (c) 811-7343

                          SUB-ITEM 77M
                             Merger

     On September 20, 1996, Prudential Jennison
Growth Fund, a series of Registrant, acquired all the net assets of Growth Stock Fund, a series of The Prudential Institutional Fund (PIF), pursuant to a plan of reorganization approved by Growth
Stock Fund shareholders on September 6, 1996. The reorganization was approved by the Directors of the Registrant on April 9, 1996, but did not require the approval of the Registrant's shareholders. The reorganization was accomplished on September 20, 1996, by a tax-free exchange of Class Z shares of Prudential Jennison Growth Fund for the net assets of Growth Stock Fund.


     PIF continues to be a registered investment company and has no current intention to cease to be such a company. Growth Stock Fund, a series of PIF, has ceased operations.